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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Bell Industries, Inc.

Full Name of Registrant

Former Name if Applicable
1960 E. Grand Ave., Suite 560

Address of Principal Executive Office (Street and Number)
El Segundo, California, 90245

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Bell Industries, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) by March 31, 2006, due to an accounting issue regarding the classification of cash flows. The Company recently has reevaluated the presentation of the Company’s floor plan arrangements in its consolidated statements of cash flows. This reevaluation was prompted in part by a speech from the staff of the Securities and Exchange Commission at the 2005 AICPA National Conference on Current SEC and PCAOB Developments regarding various statement of cash flow matters and their application under generally accepted accounting principles. As a result of this reevaluation as more fully disclosed in the Company’s Form 8-K dated April 3, 2006, the Audit Committee of the Board of Directors of the Company concluded to restate the Company’s consolidated statements of cash flows for the years ended December 31, 2004 and 2003 to reclassify cash flows related to floor plan payables from operating cash flows to financing cash flows. Additionally, floor plan payables will be presented as a separate line item in the consolidated balance sheet instead of the previous presentation within accounts payable. Accordingly, the Company was unable to complete the preparation of its Form 10-K within the required time period, without unreasonable effort or expense. The Company intends to file its Form 10-K as soon as practical and in any event no later than the fifteenth calendar day (April 17, 2006) following the date on which the Form 10-K was due (March 31, 2006).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mitchell I. Rosen	310	563-2355
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bell Industries, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2006	By	/s/ Mitchell I. Rosen

Vice President and Chief Financial Officer